Exhibit 99.1

SESA STERLITE LIMITED

(Formerly known as Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.sesasterlite.com

CIN: L13209GA1965PLC000044

29 January 2015

Sesa Sterlite Limited Consolidated Results for the third Quarter and nine months ended 31 December 2014

Attributable PAT* at Rs. 1,588 crore

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or the “Company”) today announced its unaudited consolidated results for the third quarter (Q3) ended 31 December 2014.

Financial Highlights

•	Q3 FY2015 Revenues at Rs. 19,128 crore

•	EBITDA at Rs. 6,234 crore; EBITDA margin of 43%[1]

•	Attributable PAT excluding exceptional items at Rs. 1,588 crore

•	Gross debt reduced by Rs. 1,470 crore in 9 months

•	Strong balance sheet with Cash & Cash equivalents of Rs. 47,000 crore

Operational Highlights

•	Strong mined metal production at Zinc-India

•	Gross daily average production of 219 kboepd at Oil & Gas; production at Rajasthan normalised following planned maintenance shutdown in Q2

•	Strong operating performance at Aluminium and newly commissioned pot-lines ramping up

•	Received approval to start the BALCO 1,200 MW power plant; trial runs to start in Q4

•	First 660MW unit of 1,980 MW Talwandi Sabo Power Plant commenced commercial operations

•	Iron Ore mining leases renewed at Goa and Karnataka

•	Reviewing capex & opex plans across businesses to maximize cash flows in light of recent commodity price declines

Mr. Tom Albanese, Group CEO: “We have delivered sustained performance in the third quarter despite the challenging markets. Strong operating performance of Aluminium and Zinc businesses led to the reduction in gross debt by Rs. 400 crore. We are focused on disciplined capital allocation, coupled with deferred and phased development spending in Zinc, Oil & Gas and other businesses which will help optimize our assets and drive strong cash flow in the near future.”

*	Excluding exceptional items
[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403001.
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Third Quarter Ended 31 December 2014

Consolidated Financial Performance

The Sesa Sterlite merger and the Vedanta Group consolidation was completed in August 2013, hence Q3 and nine months FY2015 performance is compared with the adjusted proforma numbers of respective periods, which are more representative of the performance during the period.

(In Rs. crore, except as stated)

FY2014 (Adjusted Proforma)		Q3			Q2	Nine months
	Particulars	FY2015 (Actual)	FY 2014 (Adjusted Proforma)	% Change	FY2015 (Actual)	FY 2015 Actual	FY 2014 (Adjusted Proforma)	% Change
72,591	Net Sales/Income from operations	19,128	19,414	-1%	19,448	55,632	51,807	7%
25,603	EBITDA	6,234	6,565	-5%	6,336	18,240	18,937	-4%
47%	EBITDA margin[1]	43%	48%	—	45%	45%	47%	—
6,111	Finance cost	1,329	1,530	-13%	1,472	4,338	4,574	-5%
2,210	Other Income	429	390	10%	686	2,325	1,448	61%
505	Forex gain	393	82	—	260	795	535	67%
21,937	Profit before Depreciation and Taxes	5,639	5,432	4%	5,756	16,813	15,976	5%
5,584	Depreciation	1,782	1,415	26%	1,534	4,860	4,115	18%
2,840	Amortisation of goodwill	546	678	-19%	469	1,536	1,916	-20%
13,514	Profit before Exceptional items	3,311	3,339	-1%	3,753	10,417	9,944	6%
167	Exceptional Items[2]	—	—		45	1,673	—	—
1,000	Taxes	478	-139	—	560	1,399	673	108%
12,347	Profit After Taxes	2,834	3,478	-19%	3,148	7,345	9,271	-21%
7,342	Minority Interest	1,246	1,698	-27%	1,528	3,763	5,490	-31%
5,005	Attributable PAT after exceptional item	1,588	1,780	-11%	1,619	3,582	3,781	-5%
5,172	Attributable PAT before exceptional item	1,588	1,780	-11%	1,640	4,569	3,781	21%
16.88	Basic Earnings per Share (Rs./share)	5.35	6.00	-11%	5.46	12.08	12.75	-5%
17.44	Basic Earnings per Share without exceptional items (Rs./share)	5.35	6.00	-11%	5.53	15.41	12.75	21%
60.5	Exchange rate (Rs./$) – Average	62.0	62.0	—	60.6	60.8	60.1	1%
60.1	Exchange rate (Rs./$) – Closing	63.3	61.9	2%	61.6	63.3	61.9	2%

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional items for the quarter is reflected net of tax

Revenue

Revenue in Q3 was at Rs 19,128 crore. Revenue for the quarter decreased marginally q-o-q by 2%, driven by the decline in oil prices (down ~25%) partly offset by higher oil production (up 13%); and weaker copper, zinc and lead and silver prices, mostly offset by higher production volumes of aluminium and zinc.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 6
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Third Quarter Ended 31 December 2014

Revenue was marginally down by 1%(Rs. 300 crore) in the quarter as compared to Q3 FY 2014. It was driven by decline in prices: oil 29%, copper 7%, lead 5%, and silver 21%, whereas Zinc and Aluminium prices were stronger by 17% and 11% respectively. The premia in Aluminium and Zinc were higher as compared to corresponding prior period.

EBITDA and EBITDA Margin

EBITDA margin (excluding custom smelting) in Q3 was strong at 43% with EBITDA at Rs. 6,234 crore on the back of higher volumes and lower cost. The better operating performance and benefit of currency depreciation was more than offset by lower brent and commodity prices.

Depreciation and Amortisation

Depreciation was higher at Rs. 1,782 crore compared with Rs. 1,415 crore in Q3FY2014, and Rs. 1,534 crore in Q2 FY 2015. Most of the increase is due to higher depreciation charge in Cairn India on account of change in depreciation method from Straight Line Method (SLM) to Unit of Production (UOP) on tangible assets in line with Indian Company’s Act requirement. Also, Capitalisation of one unit of Talwandi Sabo Power Limited (TSPL) and 84 pots at the Korba-II aluminium smelter, had impact on increase of depreciation in Q3 FY 2015.

During the quarter there was lower amortisation of goodwill by Rs. 132 crore due to lower charge by Rs. 100 crore in Lisheen at Zinc International as it was amortised in previous year at accelerated rate. Amortisation was lower at CMT as there was no production from the Australian mines. Sequentially, it is higher with better volume at Oil & Gas business.

Finance Cost

Foreign Currency Convertible bonds (FCCB) of US$717 million were repaid in the month of October through a combination of internal cash and refinancing leading to reduction in cost. Further, project loans in aluminium business were refinanced at lower interest rates in the first half of the year and started accruing benefits in finance cost during the quarter.

Non-Operational Forex Loss/Gain

In Q3, rupee depreciated by 2.8% and closed at Rs.63.3 on 31st December 2014. This resulted in higher forex gain in Cairn India on dollar denominated investments and debtors.

Tax

Tax rate in Q3 was 14.4% similar to that in Q2 FY 2015. However, it is higher than Q3 FY 2014, on account of one time deferred tax asset of Rs. 452 crore being created in the corresponding quarter of the earlier year. Excluding the deferred tax asset, the current tax rate is comparable to that of Q3 FY 2014.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 6
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Third Quarter Ended 31 December 2014

Borrowings and Investments

Gross debt reduced by ~Rs. 1,470 crore to Rs. 79,096 crore as on 31 December 2014 which was at Rs. 80,566 crore as on 31 March 2014.

Out of total loan of Rs. 79,096 crore the loan in INR currency is Rs.35,219 crore and balance Rs. 43,877 crore is in US dollar. The short term loans maturing by March 2015 taken at lower interest rates have been largely used for project finance and with easing interest rate scenario, these will be refinanced and will be converted gradually to long term maturity.

Out of the company’s cash, cash equivalents and liquid investments of Rs. 46,806 crore, Rs. 34,745 crore was invested in debt mutual funds, Rs. 7,895 crore in bonds, and Rs. 4,166 crore in bank deposits. Net debt was marginally lower at Rs. 32,290 crore.

The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks.

The Company has its long-term rating at AA+/Negative from CRISIL.

Debt and Cash

(inRs. Crore)

Company	31 December 2014			30 September 2014
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Sesa Sterlite Standalone	38,480	693	37,787	40,187	3,143	37,044
Zinc India	—	26,355	(26,355)	—	25,412	(25,412)
Zinc International	—	1,398	(1,398)	—	1,169	(1,169)
Cairn India	158	18,079	(17,921)	—	16,164	(16,164)
BALCO	5,508	2	5,506	5,309	28	5,281
Talwandi Sabo	6,343	20	6,323	5,840	9	5,831
Cairn acquisition SPV [1]	27,145	116	27,029	26,979	1,021	25,958
Others [2]	1,462	143	1,319	1,211	161	1,050
Sesa Sterlite Consolidated	79,096	46,806	32,290	79,526	47,107	32,419

1.	As on 31 December 2014, debt at Cairn acquisition SPV comprises Rs.10,766 crore of bank debt and Rs.16,378 crore of inter-company debt from Vedanta Resources Plc. The accrued interest of Rs 120 crore on inter-company debt as on 31 December 2014
2.	Others include MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile

(inRs. Crore)

Particulars ¹	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2019 & Later	Total
Sesa Sterlite Standalone	2,833	2,747	3,233	6,456	6,563	5,448	27,280
Sesa Sterlite Subsidiaries	5,019	3,135	3,221	3,245	4,186	3,173	21,979

Total	7,852	5,882	6,454	9,701	10,749	8,621	49,259

¹	Maturity profile excludes working capital facilities of Rs.13,457 crore.

Note: Debt numbers in the tables above are at book value. Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 6
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Third Quarter Ended 31 December 2014

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.sesasterlite.com

The results call will be at 6:00 PM (IST) on Thursday, 29 January 2015, where we will refer to the abovementioned presentation. The dial-in numbers for the call are:

Event		Telephone Number
	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1088 Mumbai standby access +91 22 6746 8388

	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448

	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573

	US – 07:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=8317 984

Replay of Conference Call (29 January 2015 to 8 February 2015)		Mumbai +91 22 3065 2322 Passcode: 63835

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability& CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 6
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Third Quarter Ended 31 December 2014

About Sesa Sterlite Limited (Formerly known as Sesa Goa Limited)

Sesa Sterlite Limited (SSLT) is one of the world’s largest diversified natural resources companies, whose business primarily involves exploring and processing minerals and oil & gas. SSLT produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sustainability is at the core of SSLT’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

SSLT is a subsidiary of Vedanta Resources Plc, a London-listed company. SSLT is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 6
CIN: L13209GA1965PLC000044